UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

MONETIVA INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

none
(CUSIP Number)

4695 MacArthur Court, #150, Newport Beach, CA 92660 (949) 387-9799
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pierre Sawaya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000,000 shares of common stock directly owned
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
20,000,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87.47% (based on 22,866,000 common shares outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value (the “Common Stock”), of Monetiva Inc., a Delaware corporation (“Monetiva”). Monetiva’s principal executive offices are located at 4695 MacArthur Court, Newport Beach, CA 92660.

Item 2.	Identity and Background

(a)	Pierre Sawaya (“Sawaya”)

(b)	4695 MacArthur Court, #150, Newport Beach, CA 92660.

(c)	Business man, Marketing

(d)	During the past five years, Sawaya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Sawaya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.

Item 3.	Source and Amount of Funds or Other Considerations

Private Funds

Item 4.	Purpose of Transaction

8,000,000 shares were acquired on November 1, 2017 to acquire control of the Company.

12,000,000 shares were contracted to be provided to Sawaya on November 1, 2017 as a sign-on bonus at a value of $0.0001 per share. The shares were not issued and were not treated as issued until January 14, 2019.

Item 5.	Interest in Securities of the Issuer

(a)	As of the filing date of this Schedule 13D, Sawaya is the beneficial owner and has sole power to vote and dispose of 20,000,000 shares of common stock which represents 87.47% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).

(b)	As of the filing date of this Schedule 13D, Sawaya is the beneficial owner and has sole power to vote and dispose of 20,000,000 shares of common stock which represents 87.47% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).

(c)	12,000,000 shares were contracted to be provided to Sawaya on November 1, 2017 as a sign-on bonus at a value of $$0.0001 per share. The shares were not issued until January 14, 2019.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2019
Dated

/s/ Pierre Sawaya
Signature

Pierre Sawaya, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).